Item 77I - 	Deutsche Massachusetts Tax-Free
Fund (a series of Deutsche State
Tax-Free Income Series) (the
"Fund")
Class T shares for Deutsche Massachusetts Tax-Free
Fund became effective on March 31, 2017. Class T shares are only available through certain financial intermediaries and are sold with a front-end sales load but no deferred sales charge when shares are sold.
As of May 23, 2017, Class T shares were not available for purchase.